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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 9)(1)
                                            ----

                            Forrester Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 per value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    34653109
--------------------------------------------------------------------------------
                                 (Cusip Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ] Rule 13d-1 (b)
    [ ] Rule 13d-1 (c)
    [X] Rule 13d-1 (d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                               Page 1 of 5 Pages

                                      13G


CUSIP No. 34653109                                         Page 2 of 5 Pages


1.    Name of Reporting Person:
      I.R.S. Identification Nos. of above persons (entities only):

      George F. Colony
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a)  [  ]
      (b)  [  ]

      --------------------------------------------------------------------------
3.    SEC Use Only:

      --------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

          Massachusetts
      --------------------------------------------------------------------------

                                5.    Sole Voting Power:
     NUMBER OF                            7,984,296 shares**
       SHARES                   ------------------------------------------------
    BENEFICIALLY                6.    Shared Voting Power:
      OWNED BY                            1,580 shares
        EACH                    ------------------------------------------------
     REPORTING                  7.    Sole Dispositive Power:
    PERSON WITH                           7,984,296 shares**
                                ------------------------------------------------
                                8.    Shared Dispositive Power:
                                          1,580 shares
                                ------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                     7,985,876 shares**
      --------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                     [  ]
      --------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):
               36.9%
      --------------------------------------------------------------------------
12.   Type of Reporting Person:
             IN
      --------------------------------------------------------------------------


      **The aggregate ownership reported includes 1,580 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company") held by Mr. Colony's wife and 70,500 shares of Common Stock that are subject to options Mr. Colony granted to one employee. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

                               Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)      Name of Issuer:
                                  Forrester Research, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                                  400 Technology Square
                                  Cambridge, MA 02139

Item 2(a)Name of Person Filing:
                                                   George F. Colony

     2(b)      Address of Principal Business Office or, if none, Residence:
                                     c/o Forrester Research, Inc.
                                     400 Technology Square
                                     Cambridge, MA 02139

     2(c)      Citizenship:
                                     Massachusetts

     2(d)      Title of Class of Securities:
                                     Common Stock, $0.01 per value per share

     2(e)      CUSIP Number:
                                     34653109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
                                   Not applicable

Item 4        Ownership:

     4(a)      Amount beneficially owned:
                                        7,985,876 SHARES**

     4(b)      Percent of Class:
                                        36.9%

     4(c)      Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                                    7,984,296 SHARES**

               (ii)  shared power to vote or to direct the vote:
                                  1,580 SHARES



                               Page 3 of 5 Pages

               (iii)  sole power to dispose or to direct the disposition of:
                                      7,984,296 SHARES**

               (iv)  shared power to dispose or to direct the disposition of:
                                      1,580 SHARES

Item 5         Ownership of Five Percent or Less of a Class:
                                  Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                                      Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                                      Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                                      Not Applicable.

Item 9         Notice of Dissolution of Group:
                              Not Applicable.

Item 10        Certification:
                        Not Applicable.

**The aggregate ownership reported includes 1,580 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company") held by Mr. Colony's wife and 70,500 shares of Common Stock that are subject to options Mr. Colony granted to one employee. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.


                               Page 4 of 5 Pages

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      By:/s/ George F. Colony
                                         ----------------------------
                                         Name:  George F. Colony

February 11, 2005































































                               Page 5 of 5 Pages